

March 4, 2014

<u>**Via E-mail**</u>
Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

  Re: Jos. A. Bank Clothiers, Inc.
    Amended Schedule 14D-9
    Filed February 27, 2014
    File No. 005-55471

Dear Mr. Schnell:

  We have reviewed your filing and have the following comments.

<u>**Amended Schedule 14D-9**</u>
<u>Reasons for the Recommendation, page 16</u>

1. Please revise your disclosure to provide support for the following statements in your Schedule 14D-9, as amended:

> "The Board believes that the value to stockholders reflected in the Company's current business, after taking into account the Everest Transaction and the Company Tender Offer, derived by applying present value calculations to the Company's projected stock prices (without including any control premium), is greater than $63.50 per Share. Moreover, taking into account financial analysis provided by the Company's financial advisors, the Board believes that the Amended Offer price of $63.50 per Share does not reflect the value to the Company's stockholders attributable to the value accretion derived by the combination of the Company and MW."

Disclose, for example, the present value of your stock's projected prices and the value attributable to your stockholders as a result of the expected accretion derived by the business combination with Men's Wearhouse.

Please contact me at (202) 551-3619 with any questions.

      Sincerely,

      /s/ Daniel F. Duchovny
      Daniel F. Duchovny
      Special Counsel
      Office of Mergers & Acquisitions